SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No.    )*

BANCO SANTANDER (BRASIL) S.A.

(Name of Issuer)

Fully paid share deposit certificates (certificados de depósito de ações) each representing 55 common shares and

50 preferred shares of the Issuer

(Title of Class of Securities)

05967A1071

(CUSIP Number)

August 30, 2013

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This Schedule 13G reports shares of the Issuer held by the Reporting Persons. The CUSIP number reported is for the American Depository Shares representing such shares.

CUSIP No. 05967A107

1	NAMES OF REPORTING PERSONS Qatar Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 196,461,769(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 196,461,769(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,461,769 (See Item 4 below)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.17%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of 196,461,769 units representing 10,805,397,295 shares of common stock and 9,823,088,450 shares of preferred stock.

Page 2 of 6 Pages

Item 1(a).	Name of Issuer:

Banco Santander (Brasil) S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Banco Santander (Brasil) S.A. Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Bloco A Vila Olimpia São Paulo, SP 04543-011 Federative Republic of Brazil

Item 2(a).	Name of Person Filing:

Qatar Holding LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Q-Tel Tower, 8th Floor, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, State of Qatar

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Fully paid share deposit certificates (certificados de depósito de ações) each representing 55 common shares and 50 preferred shares of the Issuer

Item 2(e).	CUSIP Number:

There is no CUSIP number for the relevant securities. The CUSIP number for the Issuer’s American Depositary Shares is 05967A107.

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

196,461,769

(b) Percent of class: 5.17%

Page 3 of 6 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

196,461,769

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

196,461,769

(iv) Shared power to dispose or to direct the disposition of

0

This report is being filed by Qatar Holding LLC on behalf of itself and its parent, Qatar Investment Authority, which may be deemed a beneficial owner of the 190,030,194 units of the issuer beneficially owned by its wholly owned subsidiary, Qatar Holding LLC. The units are issuable on October 29, 2013 upon the mandatory exchange on that date of exchangeable bonds issued by Banco Santander to Qatar Holding Luxembourg II S.a r.l. Qatar Holding Luxembourg II S.a r.l. is a wholly owned subsidiary of Qatar Holding LLC and is therefore also an indirect wholly owned subsidiary of Qatar Investment Authority.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 4 of 6 Pages

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2013

QATAR HOLDING LLC

By:	/s/ Haywood Blakemore
	Name:	Haywood Blakemore
	Title:	Deputy General Counsel, Qatar Holding LLC

Page 6 of 6 Pages